FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of September 2008
Commission File Number: 0-28986

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


               12 Amal St, Afek Park, Rosh Ha'ayin, 48092, Israel.
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____ Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____           No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    CONTENTS

Exhibit 99.1 Press Release: Tele2 Upgrades Fault Management Using TTI Telecom's Netrac FaM 10 Cruiser, dated September 16, 2008.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      TTI Team Telecom International Ltd.


Date: September 23, 2008               By: /s/ Tali Cohen-Tueg
                                           --------------------
                                           Tali Cohen-Tueg
                                           Acting Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit                          Description
Number                           of Exhibit

-------------- ------------------------------------------------------------
99.1 Press Release: Tele2 Upgrades Fault Management Using TTI Telecom's Netrac FaM 10 Cruiser, dated September 16, 2008.
-------------- ------------------------------------------------------------

EXHIBIT 99.1

                      Tele2 Upgrades Fault Management Using
                       TTI Telecom's Netrac FaM 10 Cruiser

Rosh Ha'ayin, Israel, September 16, 2008 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced today that Tele2, the Pan European telecom company, is upgrading their Netrac Mediation and Fault Management solutions to the new release of TTI Telecom's Netrac FaM 10 Cruiser. Tele2 has been a TTI Telecom customer since 2002, utilizing the Netrac Fault Management product line to monitor their mobile and fixed domains for the operator's 24 million customers in 12 countries.

The release of TTI Telecom's FaM 10 Cruiser brings next generation features to Fault Management. It integrates the new Microsoft .Net Framework 3.0 technology, and offers innovative user interface features. It is specifically designed to address the two most important challenges facing converged CSP's; the growth of NGN data volumes with improved performance and analysis capabilities, as well as the need to support the converged networks and domains of both mobile and fixed technologies through the same system.

Commenting on the deal, Mr. Moti Lipshes, TTI Telecom's General Manager of CIS and Europe said, "We are proud that Tele2 has chosen TTI Telecom to upgrade their Fault Management solution with our new Netrac FaM 10. Tele2's upgrade to FaM 10 expands upon their relationship with TTI Telecom through the follow-on orders they have placed, and reinforces the trust that our customers place in our Netrac Products."

Tele2's decision to upgrade to FaM 10 Cruiser follows TTI Telecom's product launch announcement in February of 2008. Full implementation and installation of the orders are expected to be completed by the end of Q4 2008.

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac-branded portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that gives customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com
                                   -------------------

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

TTI Telecom
Media Contact:
Yaron Eisenstein, Marketing Director
+972-3-926-9700
Fax: +972-3-922-1249
info@tti-telecom.com
www.tti-telecom.com


KCSA Strategic Communications Investor Relations
Marybeth Csaby
212-896-1236
mcsaby@kcsa.com
---------------
Meghan Garrity
212-896-1224
mgarrity@kcsa.com
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